# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASP Isotopes Inc., CIK 0001921865
CUSIP: 00218A105
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, SOUTH BUILDING, SUITE 900, WASHINGTON, District Of Columbia (DC), 20004
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001962663

## Reporting persons
- AK Jensen Investment Management Ltd: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 4,955,261; shared voting power 0; sole dispositive power 4,955,261; shared dispositive power 0; aggregate amount beneficially owned 4,955,261 (5.4% of the class)

## Item 1. Issuer
Name of issuer: ASP Isotopes Inc.
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, SOUTH BUILDING, SUITE 900, WASHINGTON, DISTRICT OF COLUMBIA, 20004

## Item 2. Person Filing
Name of person filing:
This statement is filed by AK Jensen Investment Management Limited ("AK Jensen") with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of ASP Isotopes Inc. (the
"Company") held by certain funds and accounts ("AK Jensen Funds") to which it serves as investment manager.

Duncan P. Saville, a citizen of Britain, may be deemed to indirectly control AK Jensen.

AK Jensen is sometimes referred to as the "Reporting Person."

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the business office of the Reporting Person is 49 Grosvenor Street, Mayfair, London
W1K 3HP, United Kingdom.
Citizenship: AK Jensen is a limited company formed under the laws of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
AK Jensen is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting
Person hereto and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 91,913,109 shares of Common stock outstanding as of August 14, 2025, as reported in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2025.
Percent of class: 5.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 2(a). The AK Jensen Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AK Jensen Investment Management Ltd: Magnus Benjamin Knudsen, Head of Fund & Portfolio Analysis (11/14/2025)